U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 333-213314

HUAHUI EDUCATION GROUP LIMITED

Room 901, 9th Floor, Investment Bank Building,

115 Fuhua 1st Road, Futian District,

Shenzhen, Guangdoang Province, China 518000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Officer

Huahui Education Group Limited (the “Company”) is filing this Amendment No.1 to the Company’s Report on Form 6-K, originally filed with the Securities and Exchange Commission on September 27, 2023 (the “Original 6-K”), solely for the purpose to correct the record to note that Mr. Junze Zhang resigned from his positions as the President, Chief Executive Officer, Secretary and Chairman of the Board of the Company as of August 14, 2023, but remains as a director of the Company. No other items of the Original 6-K are being amended and this Amendment No.1 does not reflect any events occurring after the filing of the Original 6-K.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HUAHUI EDUCATION GROUP LIMITED

	By:	/s/ Shufang Zeng
	Name:	Shufang Zeng
	Title:	Chief Executive Officer

Date: May 6, 2024